December 13, 2013

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

RE:	Post-Effective Amendment No. 19 to Registration Statement on Form N-1A

Allianz Variable Insurance Products Fund of Funds Trust (the “Trust”)

File Nos. 333-119867 and 811-21624

Dear Ms. Samuel:

Per our telephone conversation today, we confirm that the prospectus and SAI for the AZL MVP T. Rowe Price Capital Appreciation Fund will be dated December 13, 2013, or, if later, the date that the above-referenced registration statement is declared to be effective. Please let me know if you need any additional information.

Sincerely,

/s/ Erik Nelson

Erik Nelson

Chief Legal Officer
763/765-7453
Erik.Nelson@allianzlife.com

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

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